UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CV Therapeutics, Inc.

File No. 333-12675- CF#26592

_____

Gilead Sciences, Inc. (successor to CV Therapeutics, Inc.) submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 25, 1996.

Based on representations by CV Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.23   through March 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel